Exhibit 3.1

CMS Energy Corporation

Amendment to Restated Articles of Incorporation

ARTICLE XI

The Corporation reserves the right to amend, alter, change or repeal any provision in these Articles of Incorporation as permitted by law, and all rights conferred on shareholders herein are granted subject to this reservation. Notwithstanding the foregoing, the provisions of Articles V, VI, VII, VIII, IX and this Article XI may not be amended, altered, changed or repealed unless such amendment, alteration, change or repeal is approved by the affirmative vote of a majority ~~the holders of not less than 75%~~ of the outstanding shares entitled to vote thereon.